FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

HIVE Blockchain Technologies Ltd.

555 Burrard Street

Vancouver, BC V7X 1M8

Item 2 Date of Material Change:

June 18, 2021.

Item 3 News Release:

The press release attached as Schedule "A" was disseminated on June 18, 2021.

Item 4 Summary of Material Change:

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change:

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 Omitted Information:

Not applicable.

Item 8 Executive Officer:

Inquiries in respect of the material change referred to herein may be made to Darcy Daubaras, Chief Financial Officer, T: 604-664-1078

Item 9 Date of Report:

June 21, 2021.

Schedule "A"

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

June 18, 2021

HIVE Expands Its Growth Strategy in Sweden

by Sourcing More Green Energy

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021, to its short form base shelf prospectus dated January 27, 2021.

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (OTCQX:HVBTF) (FSE:HBF) (the "Company" or "HIVE") is pleased to announce its recent expansion in Sweden with a 4.6 megawatt ("MW") facility in the town of Robertsfors. This brings the total capacity in Sweden to more than 33 MW and 133 MW worldwide.

HIVE has installed itself in the historic "Diamond Factory" in the small municipality of Robertsfors in the northern part of the country - consistent with its ESG strategy to invest in cold climate locations with access to stable, low-cost, green, and renewable energy sources.

HIVE has already established itself on the premises and started production in the first hall while planning their data centre expansion with an option for more space as the need for additional capacity arises.

"We are excited to welcome a long-term and serious customer at the factory", said well-known entrepreneur and landlord Mikael Bergmark at BrukEtt. He continues: "HIVE is a world-class company that is leading the way for the blockchain sector with its solid ESG strategy; investing only in areas with green and renewable energy, which is precisely what Robertsfors can offer. We are also pleased to see that several local electricity and construction companies are already working in the facility".

HIVE has been operating in Sweden since 2018 and Executive Chairman Frank Holmes believes that this time and commitment to the country has been worthwhile. "While some companies are struggling to find suitable locations for their entry or expansion in Sweden, HIVE is in the position of choosing among several new opportunities that have been presented to us. This is a testament to our reputation as a reliable operator." continued Holmes.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy. We are listed on the TSX.V exchange and our shares have been approved for listing on the Nasdaq.

HIVE is a growth-oriented company in an emergent industry. We are building a bridge between the blockchain sector and traditional capital markets. HIVE owns state-of-the-art green energy-powered data centre facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously on the cloud. Since the beginning of 2021, HIVE has accumulated the majority of its ETH and BTC coin production, which we hold in secure storage. Our deployments provide shareholders with exposure to the operating margins of digital currency mining, as well as a portfolio of crypto-coins such as BTC and ETH. HIVE traded over 2 billion shares in 2020.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to, statements with respect to listing and trading on the Nasdaq; about the Company's program to upgrade and expansion of its cryptocurrency mining equipment; the potential for the Company's long term growth; the business goals and objectives of the Company, and other forward-looking information includes but is not limited to information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from operating its assets; and other related risks as more fully set out in the Filing Statement of the Company and other documents disclosed under the Company's filings at www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company's assets going forward; the Company's ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.